Exhibit 99.1

Emerald Health Therapeutics Extends Dates for Filing Financial Statements

VANCOUVER, April 29, 2020 – Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) announces that as a result of the COVID-19 pandemic, Emerald, as well as its auditors and filing agents, have followed the recommendations of local health authorities and temporarily closed their offices, having employees work remotely to minimize their exposure risk. As such, Emerald is relying on the coordinated relief provided by securities regulators, which consists of a 45-day extension for certain periodic filings required on or before June 1, 2020, pursuant to BC Instrument 51-515 Temporary Exemption from Certain Corporate Finance Requirements in British Columbia and similar exemptions in other provinces (collectively, the “Blanket Relief”)

Emerald will rely on these exemptions with respect to the requirement to file:

•	audited financial statements for the year ended December 31, 2019, within 120 days of the company’s financial year-end;
•	the management’s discussion and analysis for the period covered by the annual financial statements within 120 days of the company’s financial year-end;
•	its annual information form for the year ended December 31, 2019;
•	certifications of the annual financial statements and annual information form;
•	interim financial statements for the quarter ended March 31, 2020, within 60 days of the company’s financial quarter-end;
•	the management’s discussion and analysis for the period covered by the interim financial statements within 60 days of the company’s financial quarter-end; and
•	certifications of the interim financial statements.

In addition, the United States Securities and Exchange Commission (“SEC”) has issued an order under Section 36 of the Exchange Act (Release Nos. 34-88318 (Mar. 4, 2020) and 34-88465 (Mar. 25, 2020)) (the "Order") that will provide Emerald with a similar extension on the filing of its Annual Report on Form 20-F provided that it satisfies the conditions of the Order, including the filing of a Report of Foreign Private Issuer on Form 6-K with the SEC that includes information regarding the impact of COVID-19 on the business of Emerald and certain other required information.

Emerald is continuing to work diligently and expeditiously to file its annual documents for the year ended December 31, 2019, and the quarterly documents for the quarter ended March 31, 2020. Emerald currently expects such documents to be filed on or about May 13, 2020, and June 17, 2020, respectively.

Emerald confirms that there have been no material developments, other than those disclosed through news releases, since the filing of its interim consolidated financial statements for the period ended September 30, 2019.

Emerald advises that, in accordance with the requirements of the Blanket Relief, management and other insiders of Emerald are subject to a trading blackout as described, in principle, in Section 9 of National Policy 11-207 Failure to-File Cease Trade Orders and Revocations in Multiple Jurisdictions until its filings are up to date.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Richmond, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 million square feet). Its Emerald Naturals joint venture has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations

(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include the filing of annual and quarterly documents.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.